Exhibit 11.1
EVEREST RE GROUP, LTD.
COMPUTATION OF EARNINGS PER SHARE
For The Three and Nine Months Ended September 30, 2005 and 2004
	Three Months Ended September 30,		Nine Months Ended September 30,

(Dollars in thousands)	2005	2004	2005	2004

Net Income	$(417,745)	$11,463	$(56,470)	$401,531

Weighted average common and effect
of dilutive shares used in the
computation of net income per share:
Average shares outstanding
- basic	56,360,725	55,990,999	56,256,948	55,898,485
Effect of dilutive shares:
Options outstanding	870,057	718,507	801,231	839,062
Options exercised	22,634	1,416	78,792	56,977
Options cancelled	800	478	1,243	1,938
Restricted shares	20,584	893	11,995	1,606

Average shares outstanding
- diluted	57,274,800	56,712,293	57,150,209	56,798,068
Net Income per common share:
Basic	$(7.41)	$0.20	$(1.00)	$7.18
Diluted	$(7.41)	$0.20	$(1.00)	$7.07